EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Pipeline Partners, L.P.
(amounts in thousands except ratios)

	Three months ended
	March 31,
	2007	2006
Earnings:
Income before income tax expense	$2,459	$9,499
Fixed charges	7,227	6,571
Interest capitalized	(530)	(341)
Amortization of previously capitalized interest	23	2

Total	$9,179	$15,731

Fixed Charges:
Interest cost and debt expense	6,759	6,337
Interest allocable to rental expense (1)	468	234

Total	$7,227	$6,571

Ratio of Earnings to Fixed Charges	1.3	2.4

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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